STATE OF NEW JERSEY
                                             BOARD OF PUBLIC UTILITIES

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                                    :
IN THE MATTER OF THE PETITION       :
OF ATLANTIC CITY ELECTRIC           :    PETITION
                                    :
COMPANY AND CONECTIV, INC.          :
FOR APPROVAL UNDER                  :
N.J.S.A.ss.48:2-51.1 AND            :
N.J.S.A. ss. 48:3-10 OF A CHANGE    :
IN OWNERSHIP AND CONTROL            :
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TO THE HONORABLE COMMISSIONERS OF THE NEW JERSEY BOARD OF PUBLIC
UTILITIES:

     1. Petitioner, Atlantic City Electric Company ("Atlantic Electric") is a corporation organized under the laws of the State of New Jersey. Atlantic Electric is engaged in the generation, transmission, distribution and sale of electric energy to approximately 473,000 residential, commercial and industrial customers in the State of New Jersey. Atlantic Electric's service territory is principally the southern third of New Jersey and covers all or portions of eight counties in New Jersey. Atlantic Electric is a wholly-owned subsidiary of Atlantic Energy, Inc. ("AEI"). Atlantic Electric's principal business office is at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130. Co-Petitioner, Conectiv, Inc. ("Conectiv"), is a corporation organized under the laws of the State of Delaware. 50% of Conectiv's outstanding capital stock is currently owned by AEI and 50% of Conectiv's outstanding capital stock is currently owned by Delmarva Power & Light Company ("Delmarva"). Conectiv's principal business office is at 800 King Street, P. O. Box 231, Wilmington, Delaware 19899.

     2. Communications and correspondence relating to the proceedings herein should be sent to:

          Stephen B. Genzer, Esq.
          Reynold Nebel, Jr., Esq.
          LeBoeuf, Lamb, Greene & MacRae, L.L.P.
          One Riverfront Plaza
          Newark, New Jersey 07102-5490

with copies to Petitioner at the following address:

           James E. Franklin, II, Esq.
           Louis M. Walters
           Atlantic City Electric Company
           6801 Black Horse Pike
           Egg Harbor Township, New Jersey 08234-4130

and copies to Delmarva at the following address:

           Paul S. Gerritsen
           Delmarva Power & Light Company
           800 King Street, P. O. Box 231
           Wilmington, Delaware 19899

     3. Atlantic Electric and Conectiv respectfully submit this Petition pursuant to N.J.S.A. ss.ss. 48:2-51.1 and 48:3-10 and N.J.A.C. ss. 14:1-5.10 to
obtain authorization and approval of a transfer upon Atlantic Electric's books and records all of the issued and outstanding shares of its common stock, which will result in the change of ownership or control of Atlantic Electric.

     4. AEI is a corporation organized under the laws of the State of New Jersey and is an exempt holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). The stock of AEI is publicly held. AEI is the sole common shareholder of Atlantic Electric. AEI's principal business office is at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130.

     5. Delmarva is a corporation organized under the laws of the State of Delaware and the Commonwealth of Virginia. Delmarva is engaged in the
generation,   transmission,   distribution   and  sale  of  electric  energy  to
approximately 437,500 residential, commercial and industrial customers in Delaware, Maryland and Virginia. Delmarva's electric service retail rates are established by the Delaware and Maryland Public Service Commissions and the Virginia State Corporation Commission. Delmarva's service territory covers all or portions of the State of Delaware, ten primarily Eastern Shore counties in Maryland, and two counties which comprise the Eastern Shore of Virginia. Delmarva also provides gas service to approximately 98,000 customers located in northern New Castle County, Delaware. Delmarva's principal business office is at 800 King Street, P. O. Box 231, Wilmington, Delaware 19899.

     6. Conectiv owns 100% of the outstanding capital stock of DS Sub, Inc. ("DS Sub"). DS Sub is a corporation organized under the laws of the State of Delaware. After consummation of the transactions described herein (the "Merger"), Conectiv will own 100% of the outstanding common stock of Delmarva and Atlantic Electric, and Conectiv will be a registered holding company under PUHCA. DS Sub was formed solely for the purpose of facilitating the Merger. DS Sub will merge into Delmarva, with Delmarva as the surviving company.

     7. AEI, Delmarva, Conectiv and DS Sub are parties to an Agreement and Plan of Merger, dated August 9, 1996, as amended and restated as of December 26, 1996 (the "Merger Agreement" or the "Agreement"). The Merger Agreement is attached to this Application as Annex 1 to the Joint Proxy Statement of Delmarva Power & Light Company and AEI, Inc., dated December 26, 1996, (the "Proxy Statement") (Exhibit A). The Proxy Statement, and the attached testimony of Michael J. Barron provide a more detailed description of the transactions summarized below.

     8. After receiving all required regulatory approvals, and on the terms and conditions set forth in the Merger Agreement:

     (i)  AEI  will  merge  with  Conectiv,   with  Conectiv  as  the  surviving
corporation; and

     (ii) DS Sub will merge with Delmarva, with Delmarva as the surviving corporation.

Together, these transactions result in a change in control over Atlantic Electric and Delmarva, both of which will become wholly-owned subsidiaries of Conectiv.

     9. Upon consummation of the Merger, Conectiv will have five first-tier subsidiaries consisting of: two operating utilities (Delmarva and Atlantic Electric); a service company that will provide services (including, for example, accounting, financial, and legal services) to the operating utilities and other affiliates; and two existing non-utility subsidiaries of AEI. Exhibit B compares the pre- and post-Merger corporate structures of the entities involved in these transactions.

     10. Upon consummation of the Merger, except for fractional, treasury, and affiliate-owned shares (if any), each share of the common stock of Delmarva will be converted into the right to receive one share of Conectiv common stock, and each share of the common stock of AEI will be converted into the right to receive 0.75 shares of Conectiv common stock and 0.125 shares of Conectiv Class A common stock.

     11. As a result of these share exchanges, the holders of Delmarva and AEI common stock will hold approximately 60.6% and 39.4%, respectively, of
Conectiv's common stock (based on the capitalization of each company as of September 30, 1996). Holders of AEI common stock will hold 100% of Conectiv Class A common stock. Shares of Conectiv common stock will represent approximately 94% of the voting power of the common stock, and shares of Conectiv Class A common stock will represent approximately 6% of that voting power.

     12. The Merger will not affect the debt securities or preferred stock of either Delmarva or Atlantic Electric.

     13. The Merger Agreement required the approval of the holders of shares of common stock in both Delmarva and AEI. The shareholders of Delmarva and AEI approved the Merger Agreement on January 30, 1997.

     14. Consummation of the Merger is contingent upon obtaining certain required regulatory approvals, including approvals from this Board. In addition to this filing, filings have been, or will be, made with the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Securities and Exchange Commission, the U.S. Department of Justice and Federal Trade Commission, the Delaware Public Service Commission, the Maryland Public Service Commission, the Virginia State Corporation Commission, and the Pennsylvania Public Utility Commission.

     15. The target date for receiving all necessary regulatory approvals, fulfilling all other conditions of the Merger Agreement, and closing the Merger is December 31, 1997. Delays beyond that time would likely increase the total transaction and transition costs while delaying the benefits of the Merger. Atlantic Electric, therefore, requests that the Board expedite consideration of this Application. As the BPU has done in the past with respect to changes in the ownership or control of New Jersey utilities, Petitioner and Co-Petitioner ask that the BPU retain this matter, and not transmit this matter as a contested case to the Office of Administrative Law.

     16. As explained in the attached testimony of Mr. Howard E. Cosgrove, the primary purpose of the Merger is to create a regional company from two companies that share a common vision of the strategic path necessary to succeed in the increasingly competitive utility and energy services marketplace.

     17. The Merger is expected to produce benefits, including cost savings through greater efficiencies and economies of scale, a more diverse customer base, improved credit quality and liquidity of securities, and a regional platform for growth. More specifically:

     (i) Achieving cost savings through greater efficiencies and economies of scale will permit each operating utility to offer more competitively-priced electric service and energy-related products and services than would otherwise be possible. Scale has importance in many areas, including utility operations, product development, advertising and corporate services.

     (ii) Enhancing geographic and customer diversity should improve the stability of revenues to Conectiv as a whole.

     (iii) Improving overall credit quality and liquidity of securities will permit each operating utility to fund continued growth at lower cost.

     (iv) Creating a regional platform for marketing utility and non-utility services in the mid-Atlantic region and beyond will strengthen the ability of the combined company to offer additional services to customers.

     18. The Merger itself will have no immediate effect on Atlantic Electric's rates for electric service. Delmarva and Atlantic Electric plan to remain separate operating utilities with separate rate structures as is the case today.

     19. The Merger will not have an adverse effect on competition among suppliers of electric utility services. Even after the Merger, the combined companies will still be the smallest member of the Pennsylvania-New Jersey-Maryland Interconnection Association. As the Board of Public Utilities moves forward with its Energy Master Plan process and the restructuring of the electric industry in this State, Petitioner expects that it will be better able to contribute to the new competitive environment, as a result of the AEI/Delmarva combination. The end result will be a benefit to electric competition in New Jersey, as changes come to the industry. At the same time, the existence of the larger utilities in the region will ensure that the combined companies have no market power over electricity supplies in their traditional service territories. The combined companies will also have enhanced ability to compete in the retail markets in the region.

     20. The Merger of AEI and Delmarva will not adversely affect Atlantic Electric's service to its customers in New Jersey. The companies are committed to maintaining and potentially improving their existing high standards of reliability and customer service. Merger-related savings will be obtained primarily through achieving economies of scale, such as elimination of duplicative departments and systems and reductions in the total number of employees. As a result, the Merger will not have an adverse effect on the provision of safe, adequate and proper utility service at just and reasonable rates.

     21. Atlantic Electric will continue to maintain a significant local workforce. Overall, Conectiv expects a reduction of approximately 10% (or 400 positions) in the combined companies' workforces. As further explained by Mr. Cosgrove in his testimony, the combined companies recognize that a local workforce is necessary to maintain excellent customer service levels and to respond to the particular needs within each of the States that the operating utilities will serve. In New Jersey, for example, meeting the special needs of the casino industry, recreational communities and local farming will continue to be a priority. On the Delmarva Peninsula, the special needs of the financial services and chemical sectors of the economy, along with recreational and farming communities will remain a priority. Although some current employees of Atlantic Electric are expected to relocate their offices to Delaware, where Conectiv's headquarters will be located, Atlantic Electric will retain a significant number of employees in New Jersey, Delmarva will retain a significant number of employees throughout the Delmarva Peninsula, and expected reductions in duplicative staff will be handled fairly and even-handedly.

     22. The Merger is expected to save approximately $500 million (net of transaction and transition costs) over the ten years after the Merger is consummated. The estimated cost savings are supported by Mr. Thomas Flaherty of Deloitte & Touche Consulting Group in his attached testimony and related exhibits. The testimonies of Mr. Gary Hanson and Mr. Louis M. Walters describe in more detail how the net savings are calculated for New Jersey ratemaking purposes.

     23. Atlantic Electric and Delmarva are proposing, in their respective States, that one-third of each State's allocable share of average annual estimated net merger savings over the first 10 years after consummation of the Merger be available for sharing with customers. The precise method to implement this sharing should be established by each regulatory agency, consistent with the goals and objectives of the particular State. For example, to meet the goals and objectives of New Jersey's Energy Master Plan, Atlantic Electric is proposing that the treatment of one-third of New Jersey's allocable share be determined in conjunction with the goals of the BPU enunciated through the implementation of the Energy Master Plan, taking into consideration Atlantic Electric's financial condition, including its earnings relative to authorized levels.

     24. Atlantic Electric would be at risk to achieve the level of projected savings and customers would benefit as proposed even if the achieved savings are less than projected. If, on the other hand, actually achieved savings are greater than projected, with the result that the operating utility's actual earnings rise above its authorized level, the Board retains the power to adjust base rates accordingly, consistent with traditional statutory and regulatory practices.

     25. For accounting purposes, the Merger is treated as an acquisition by Delmarva of AEI. As such, the Merger will be recorded using the "purchase method" of accounting for business combinations in accordance with Accounting Principles Board ("APB") Opinion No. 16. Since Delmarva and Atlantic Electric have publicly-held debt securities and preferred stock, so-called "push down" accounting will not be utilized (i.e., the acquisition premium will appear on Conectiv's books and not "pushed down" to Delmarva's or Atlantic Electric's books). Separate financial statements, substantially the same as the current financial statements of Delmarva and Atlantic Electric, will continue to be issued. The assets of Delmarva and Atlantic Electric will continue to be recorded on their books and records at the same values as before the Merger, with no adjustment to restate common equity amounts or to record any acquisition premium. The direct transaction costs of the Merger are being recorded by
Delmarva in Account 186 (Miscellaneous Deferred Debits), which will be transferred to Conectiv upon Closing, and have been expensed as incurred by AEI. Both Delmarva and AEI are expensing indirect costs and internal labor costs as incurred. Pro forma combined and consolidated balance sheets and statements of income, including explanatory notes, for Delmarva, AEI and Conectiv are contained in Exhibit A at 115-140. The attached testimony of Mr. Gary Hanson further explains the intended accounting treatment for the transaction.

     26. Atlantic Electric and Conectiv commit that the transaction and transition costs of the Merger, including the acquisition premium, will not be reflected in retail rates except to the extent that those items are at least offset by Merger-related savings.

     27. Conectiv's service company subsidiary (the "Service Company") will include many employees who are currently employed by Delmarva or Atlantic Electric. The Securities and Exchange Commission has oversight over the arrangements by which Service Company costs are charged and assigned to the related utilities and affiliates. Atlantic Electric and Conectiv commit to submit to the Board's jurisdiction any issues regarding the ratemaking treatment of any Service Company costs assigned or allocated to Atlantic Electric. Because the bulk of the expected cost savings are in administrative-type functions that will be performed by the Service Company, it is expected that these cost assignment issues will involve how best to allocate a lower overall cost structure. When the Service Company agreement is finalized, Atlantic Electric will file that agreement with the Board for review under N.J.S.A. 48:3-7.1.

     28. Attached hereto, and made a part hereof by reference, are the following
Exhibits:

     A. Proxy Statement, including the Merger Agreement between AEI and Delmarva on Plan of Merger, dated August 9, 1996, as amended December 26, 1996, which includes a copy of the Certificates of Incorporation of Conectiv, Inc, and Changes to the Boards of Directors.

     B. Comparison of pre- and post-Merger corporate structure.

     C. Copies of corporate resolutions of stockholders of each of the corporations authorizing the transaction.

     D. Copies of the Certificates of Incorporation of both AEI and Delmarva.

     29. In support of the Petition, the following testimony is being submitted:

            -- Howard E.  Cosgrove,  Chairman,  President and CEO,  Delmarva;
               Chairman and CEO, Conectiv, Inc.

            -- Thomas J. Flaherty,  National Partner - Utilities  Consulting,
               Deloitte & Touche Consulting Group.

            -- Michael J. Barron, Vice President and Chief Financial Officer,
               AEI;  Senior  Vice  President  and CFO,  Atlantic  City  Electric
               Company.

            -- Gary L. Hanson,  Controller,  AEI and Atlantic  City  Electric
               Company.

            -- Louis M.  Walters,  Vice  President - Treasurer  and Assistant
               Secretary, Atlantic City Electric Company; Treasurer, AEI.

     30. In conclusion, Petitioner and Co-Petitioner respectfully submit that the merger of AEI with Delmarva will not have an adverse impact on competition in the electric industry, on either Atlantic Electric's rates or the ability of the BPU to regulate those rates, on Atlantic Electric's obligations to its employees, or on the provision of safe, adequate and proper service at just and reasonable rates. Accordingly, Petitioner and Co-Petitioner respectfully request the approval of the BPU under N.J.S.A. 48:2-51.1 and 48:3-10.

              WHEREFORE, Atlantic City Electric Company and Conectiv request that the Board of Public Utilities: (1) approve the transfer by Atlantic City Electric Company on its books and records of all of the issued and outstanding shares of its Common Stock; (2) approve the acquisition by Conectiv of control of Atlantic City Electric Company, (3) retain this matter for final disposition before the BPU; and (4) grant such other relief as may be reasonable and necessary.

                      Respectfully submitted,

                      ATLANTIC CITY ELECTRIC COMPANY
                      6801 Black Horse Pike
                      Egg Harbor Township, New Jersey 08234-4130




                      By:________________________________________
                          James E. Franklin, II, Esq.

                       LeBouef, Lamb, Greene & MacRae
                       One Riverfront Plaza
                       Newark, New Jersey 07102-5490
                       Attorneys for Petitioner
                       Atlantic City Electric Company




                      By:________________________________________
                               Stephen B. Genzer, Esq.


Dated:  February 24, 1997